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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 18 2014

SEC FILE NUMBER
8-51750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013

Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Tabak + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Levine   (212) 370-0040

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP

(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

---

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jeffrey D. Miller__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Miller Tabak + Co., LLC__ as of __December 31, 2013__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS E. TORRES
Notary Public, State of New York
No. 31-4845864
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-21-2018

_____
Notary Public

_____
Signature

Member of Managine Member
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Miller Tabak + Co., LLC
(A Limited Liability Company)
Year Ended December 31, 2013

Contents



Miller Tabak + Co., LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2013

Miller Tabak + Co., LLC
(A Limited Liability Company)
December 31, 2013

Contents



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
of Miller Tabak + Co., LLC

We have audited the accompanying financial statement of Miller Tabak + Co., LLC, which comprise the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement which is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

 

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-matter Regarding Going Concern

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant operating losses raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Friedman LLP

March 13, 2014


Miller Tabak + Co., LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2013
(In Thousands)


Assets

Cash	$	653
Due from brokers and dealers		1,407
Securities owned, at fair value		1,463
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,059		229
Other assets		1,052
TOTAL ASSETS	$	4,804

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	1,780
Due to clearing broker		5
Accrued expenses and other liabilities		1,325
Total liabilities		3,110
Liabilities subordinated to the claims of General Creditors		300
Commitments and contingencies		
Members' equity:		
Members' equity before related receivables		2,833
Less: receivables from members		(1,439)
Total members' equity		1,394
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,804


See accompanying notes to statement of financial condition.


1. **Organization and Operations**

    Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

    The Company effects trades in equities, fixed-income instruments, options, and futures, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. In addition, the Company performs investment services for institutional clients, including consulting and research.

    At December 31, 2013, Jeffco Management LLC ("Jeffco"), the managing member of the Company, had a 46% membership interest in the Company. At December 31, 2013, MTH Holdings, Inc. ("Holdings"), a New York corporation and an affiliate of the Company, had a 36% membership interest in the Company.

    Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

2. **Summary of Significant Accounting Policies**

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

    All securities transactions and related revenues and expenses are recorded on a trade-date basis.

    Securities owned and securities sold, not yet purchased are recorded at fair value. Fair value is generally based on the last sales price as of the end of the year or, if such security did not trade on such day, the most recent sales price in which a sales transaction was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of fair values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

    Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful lives of the related assets.

3.   **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2013:

Furniture and fixtures	$ 1,519
Computer equipment	4,035
Leasehold improvements	1,734
	7,288
Less: accumulated depreciation and amortization	7,059
Furniture, equipment and leasehold improvements, net	$ 229

4.   **Due from and Due to Brokers and Dealers**

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2013, the Company had no margin debt.

5.   **Subordinated Borrowings**

The borrowings under subordination agreements at December 31, 2013, are listed in the following:

Subordinated notes, 3.68 percent, due July 31, 2014	$ 300
	$ 300

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $300.

6. **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company computes its net capital in accordance with the Aggregate Indebtedness Standard permitted by the Rule. The Company's minimum net capital requirement is equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $100. At December 31, 2013, the Company had net capital of $413, which exceeded required net capital by $313. The ratio of aggregate indebtedness to net capital was 3.21 to 1 at December 31, 2013.

The Company is permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2013, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the Rule.

During the period from February 28, 2013 through March 19, 2013, the Company experienced a net capital deficiency which was remedied by a capital contribution of $800 on March 20, 2013, referred to in Note 13. The net capital deficiency was reported to FINRA.

7. **Fair Value Measurements**

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement* ("FASB ASC 820"). Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement Disclosure Requirements in U.S. GAAP and IFRS*, ("ASU 2011-04"). ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The adoption of ASU 2011-04 did not have a material effect on the Company's statement of financial condition or the disclosures in the notes to the financial statement.

7. **Fair Value Measurements (Continued)**

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

7.   **Fair Value Measurements (Continued)**

The following tables present the Company's financial assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Valuation Technique
Assets:		
Securities owned, at fair value:		
Equity securities:		
Data storage devices	$ 215	(a)
Discount variety stores	603	(a)
Independent oil & gas	242	(a)
Industrial metals & minerals	2	(a)
Internet software and services	5	(a)
Oil & gas drilling & exploration	17	(a)
Regional-Midwest banks	28	(a)
Total investments in securities	1,112	(a)
Options:		
Agricultural chemicals	83	(a)
Data storage devices	1	(a)
Diversified computer systems	3	(a)
Electronic equipment	100	(a)
Home health care	25	(a)
Independent oil & gas	15	(a)
Investment brokerage national	51	(a)
Semiconductor - broadline	54	(a)
Steel and iron	17	(a)
Wireless communications	2	(a)
Total investments in options	351	(a)
Total	$ 1,463	

Miller Tabak + Co., LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition
December 31, 2013
(In Thousands)

7.   **Fair Value Measurements (Continued)**

	Level 1	Valuation Technique
Liabilities:		
Securities sold, not yet purchased at fair value:		
Equity securities sold short:		
Agricultural chemicals	$ 396	(a)
Electronic equipment	505	(a)
Home healthcare	101	(a)
Investment brokerage - national	141	(a)
Lumber, wood production	6	(a)
Regional-Midwest banks	52	(a)
Semiconductor-broadline	236	(a)
Steel and iron	59	(a)
Wireless communications	6	(a)
Total securities sold short	1,502	
Options written:		
Agricultural chemicals	4	(a)
Data storage devices	73	(a)
Discount variety stores	153	(a)
Diversified computer systems	3	(a)
Independent oil & gas	44	(a)
Internet software and services	1	(a)
Total options written	278	
Total	$ 1,780	

Miller Tabak + Co., LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition
December 31, 2013
(In Thousands)

8. **Derivatives**

In the normal course of its business, the Company may enter into derivative contracts for trading purposes. The derivative contracts that the Company holds or sells are equity options.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company has elected to use the disclosure option codified in FASB ASC 815 as set forth in the following paragraphs.

As of December 31, 2013, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

Securities owned, at fair value		Securities sold, not yet purchased, at fair value	
Fair value	Notional amount	Fair value	Notional amount
$ 351	$ 3,457	$ 278	$ 1,309

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition. Substantially all of the gains or losses of these derivatives are derived from equity options with a minor portion that is derived from foreign exchange derivatives. Note 7 contains other information regarding the Company's derivative instruments.

9. **Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk**

The Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2013, the fair value of options purchased and sold are included in "Securities owned, at fair value" and "Securities sold, not yet purchased, at fair value" respectively, in the statement of financial condition.

10

Miller Tabak + Co., LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition
December 31, 2013
(In Thousands)

9. **Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)**

The Company continuously monitors its transactions with off-balance-sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of the financial institution.

Substantially all of the Company's amounts due from brokers and dealers and securities owned are held at its clearing broker and are, therefore, subject to the credit risk of the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2013.

10. **Related-Party Transactions**

At December 31, 2013, equity notes receivable from members totaled $626 and bears interest at 4%. The other amount of $813 at December 31, 2013, which is also due from members, bears interest at the broker call rate and include advances made to Holdings. Members' equity is reported net of related receivables from members in the accompanying statement of financial condition.

11. **Income Taxes**

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2010.

12. **Commitments and Contingencies**

The Company is obligated under non-cancellable operating leases, which are primarily for its office facilities. The lease terms will end in 2016. At December 31, 2013, the approximate future minimum payments on non-cancellable operating leases are as follows:

Year ending December 31:

2014	$	509
2015		98
2016		52
Total	$	659

In the normal course of business, the Company may be a party to various legal and regulatory matters. At December 31, 2013, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, based on information presently available to the Company, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position or operating results.

13. **Going Concern**

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses in 2013. These factors raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Management has initiated certain measures designed to increase revenues and reduce operating costs during 2013.

As a result of these losses described above, and as discussed in Note 6, during the period from February 28, 2013 through March 19, 2013, the Company experienced a net capital deficiency that was remedied by the receipt of a capital contribution of $800 on March 20, 2013. This contribution brought net capital to $618, which exceeded the minimum net capital by $368. An additional net capital contribution of $50 was received on March 22, 2013. If the Company continues to incur losses in 2014, there is a significant risk that it will not meet its regulatory net capital requirements again in 2014. Further, the continuation of losses will affect the ability of the Company to satisfy its obligations in the normal course of operations.

Although management has initiated measures designed to improve cash flows, there can be no assurance that these measures will be sufficient to mitigate the issues discussed in the previous paragraphs.